NATIONAL INSTRUMENTS CORPORATION
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE
COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER
DATED APRIL 8, 2011

This Memorandum sets forth the response of National Instruments Corporation (the “Company”, “NI”, “we”, “us”, or “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 8, 2011.

This Memorandum is being filed via EDGAR.  For your convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

SEC Comment No. 1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

1. You indicated in Note 9 that $364 million of your non-U.S. subsidiaries’ undistributed earnings are intended to be indefinitely reinvested in your international operations.  Tell us your consideration to quantify the amount of cash and investments that are currently held outside of the U.S.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response to Comment No. 1

In response to the Staff’s comment, we note that we quantified the amount of cash and investments held outside of the U.S. in Item 7A of our Form 10-K under the heading Cash, Cash Equivalents and Short-Term Investments. In future filings (including our Form 10-Q for the quarter ended March 31, 2011), we will include this disclosure in the Liquidity and Capital Resources section as well.

SEC Comment No. 2

2. We also note in some countries that repatriation of certain foreign balances is restricted by local laws.  Please tell us the amounts of your restricted net assets from these countries (see Rule 4-08(e) of Regulation S-X).

Response to Comment No. 2

In response to the Staff’s comment, we have considered the disclosure on page 35 of our Form 10-K (as noted by the Staff) and Rule 4-08(e) of Regulation S-X and concluded that although some or all countries in which we have funds require administrative filings or payments of certain fees in order for us to repatriate foreign funds, these requirements do not meet the definition of “restrictions” as defined in Rule 4-08(e) of Regulation S-X.  In particular, we do not have any loan agreements or other contractual provisions that prohibit our subsidiaries from making dividend payments, loans or advances to us or that require that our subsidiaries to maintain working capital, net tangible asset or net asset levels or formal compensating arrangements or that require any of our subsidiaries to reinvest all of their earnings.  As such, we plan to delete the reference to such “restrictions” in our future filings (including our Form 10-Q for the quarter ended March 31, 2011).

SEC Comment No. 3

Critical Accounting Policies

Accounting for Income Taxes, page 35

3. Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates.  In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations.  To the extent that countries other than Hungary have had a more significant impact on your effective tax rate, then tell us how you considered clarifying this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations.  Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements.  We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response to Comment No. 3

In response to the Staff’s comment, in future filings (including our Form 10-Q for the quarter ended March 31, 2011), we will explain in greater detail the impact on our effective income tax rate of having proportionally higher earnings in countries where we have lower statutory tax rates.  We note for the Staff that our earnings in Hungary were subject to a statutory tax rate of 19% in 2010 and 20% in each of 2009 and 2008.  The difference between these rates and the statutory US rate of 35% resulted in an income tax benefit of $13.2 million, $5.0 million and $6.6 million in 2010, 2009 and 2008, respectively.   No countries other than Hungary had a significant impact on our effective tax rate.   We have not entered into any advanced pricing or other agreements with the Internal Revenue Service with regard to any foreign jurisdictions.

General

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

National Instruments Corporation

By:  /s/ Alex M. Davern
Alex M. Davern, Chief Financial Officer
April 29, 2011